

MAIL STOP 3561

June 1, 2009

Mr. Randall Goulding
Chief Executive Officer
INverso Corp.
155 Revere Drive, Suite 10
Northbrook, IL 60062

> **Re: INverso Corp.**
> **Form 10-K/A**
> **Filed May 12, 2009**
> **File No. 000-50898**

Dear Mr. Goulding:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A, filed May 12, 2009

Item 5 – Market for Common Equity and Related Stockholder Matters, page 6

1. We partially reissue comment five from our letter dated April 3, 2009. Please provide the disclosure required by Item 701 of Regulation S-K. For example, clarify the exemption from registration relied upon for each transaction and the facts supporting reliance upon the exemption. Also, state the date on which the sale of Hydrogenesis occurred.

Item 9A(T) – Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 20

2.   We note your statement that "our disclosure controls and procedures were not
        effective at the reasonable assurance level..." Please revise to state clearly, if true,
        that your disclosure controls and procedures are designed to provide reasonable
        assurance of achieving their objectives and that your principal executive officer
        and principal financial officer concluded that your disclosure controls and
        procedures are not effective at that reasonable assurance level. In the alternative,
        remove the reference to the level of assurance of your disclosure controls and
        procedures. Please refer to Section II.F.4 of Management's Reports on Internal
        Control Over Financial Reporting and Certification of Disclosure in Exchange
        Act Periodic Reports, SEC Release No. 33-8238, available on our website at
        <http://www.sec.gov/rules/final/33-8238.htm>.

3.   We have reviewed your response to our prior comment seven and your revised
        disclosure noting it does not appear to address our comment. We note your
        material weakness disclosure stating that you do not have written documentation
        of your internal control policies and procedures. Based on your disclosure, please
        describe in detail how you have completed an evaluation of the effectiveness of
        your disclosure controls and procedures and your internal control over financial
        reporting. In the alternative, if your evaluation was not completed you should
        clearly state that you cannot conclude whether your disclosure controls and
        procedures and internal control over financial reporting are effective or ineffective
        for the year ended June 30, 2008. In addition, your disclosure should (i) discuss
        the fact that you did not evaluate your disclosure controls and procedures and
        internal controls over financial reporting, (ii) you did not perform any testing of
        controls, and (iii) provide a detailed discussion of your plan for completing your
        evaluation of disclosure controls and procedures and internal controls over
        financial reporting including when you expect the evaluation to be completed.

(b) Management's Report on Internal Control over Financial Reporting, page 20

4.   We have reviewed your response to our prior comment nine and your revised
        disclosure noting it does not appear to address our comment in its entirety. Please
        provide a detailed discussion for your plan to remedy your written documentation
        of your internal control policies and procedures and when you expect to complete
        your remediation.

Item 12 – Security Ownership of Certain Beneficial Owners and Management, page 25

5.   Please revise your tabular presentation to attribute the shares held by Nutmeg
        Fortuna to Mr. Goulding, as a beneficial owner, in his capacity as an officer and
        director and also include the shares in your "All Officers and Directors as a
        Group" presentation.

Item 13 – Certain Relationships and Related Transactions, page 26

6.   Please revise your disclosure to indicate the timeframe for which Mr. Goulding provided legal services to Nanologix, Inc. and disclose any other relationships between Mr. Goulding, The Nutmeg Group, LLC and Nanologix, Inc. Also, revise to clarify the meaning of the phrase "it was determined that the true nature of the transaction was not correctly formulated." Also, clarify who received the finder's fee.

Item 15. Exhibits, Financial Statement Schedules

(b) Exhibits, page 28

7.   We have reviewed your response to our prior comment 14 noting it does not appear to address our comment. Please provide your Section 302 and 906 certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

Signatures

8.   Your Form 10-K must be signed by your controller or principal accounting officer. See Instruction D(2)(a) and (b) to Form 10-K. If the company's controller or principal accounting officer has signed the form, please advise, and confirm that in future filings the company will indicate all capacities in which its officers are signing the form.

Form 10-Q/A for the Period Ended September 30, 2008

Part I

Item 4T. Controls and Procedures, page 14

9.   We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

10.   We have reviewed your response to prior comment 21 and your revised disclosure noting it does not appear to address our comment.   We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective for the period ended September 30, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures including when you expect the evaluation to be completed.

Part II

Item 6. Exhibits, page 17

11.   We have reviewed your response to our prior comment 23 noting it does not appear to address our comment. Please provide your Section 302 and 906 certifications as exhibits to your amended Form 10-Q in accordance with Item 601(31) and (32) of Regulation S-K.

Form 10-Q/A for the Period Ended December 31, 2008

Part I

Item 4T. Controls and Procedures, page 10

12.   We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

13.   We have reviewed your response to prior comment 25 and your revised disclosure noting it does not appear to address our comment. We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of

your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective for the period ended December 31, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures including when you expect the evaluation to be completed.

Part II

Item 6. Exhibits, page 16

14.	We have reviewed your response to our prior comment 28 noting it does not appear to address our comment. Please provide your Section 302 and 906 certifications as exhibits to your amended Form 10-K in accordance with Item 601(31) and (32) of Regulation S-K.

Form 10-Q/A for the Period Ended March 31, 2009

Item 4T – Controls and Procedures, page 10

15.	We note your statement that "our disclosure controls and procedures were not effective at the reasonable assurance level..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are not effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

16.	We note your material weakness disclosure stating that you do not have written documentation of your internal control policies and procedures. Based on your disclosure, please describe in detail how you have completed an evaluation of the effectiveness of your disclosure controls and procedures. In the alternative, if your evaluation was not completed you should clearly state that you cannot conclude whether your disclosure controls and procedures are effective or ineffective for the period ended December 31, 2008. In addition, your disclosure should (i) discuss the fact that you did not evaluate your disclosure controls and procedures, (ii) you did not perform any testing of controls, and (iii) provide a detailed discussion of your plan for completing your evaluation of disclosure controls and procedures including when you expect the evaluation to be completed.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 at with any other questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Edward Weaver